UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____March 27, 2008_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On March 27, 2008, the Compensation Committee of the Board of Directors of Integrys Energy Group, Inc. approved the Integrys 2008 Executive Incentive Plan and its incentive award targets for 2008 for the executive officers of Integrys Energy Group and certain of its subsidiaries. Cash payouts may be earned on the basis of meeting financial goals related to various net income measures and other operational performance goals related to system reliability, safety, customer service, operational efficiencies, and management of financial instruments. To earn any incentive based on the financial goals, a minimum consolidated net income level must be reached for Integrys Energy Group. The threshold, target and superior levels for annual cash bonus that may be earned in 2008 for the Integrys Energy Group Chief Executive Officer are 0%, 100% and 250%, respectively, of base salary. The threshold, target and superior level for annual cash bonus that may be earned in 2008 for the other executive officers of Integrys Energy Group and its subsidiaries ranges from 0%, 40-65% and 100-210%, respectively, of base salary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused these reports to be signed on their behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Vice President - Chief Legal Officer and Secretary

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary

Date: April 2, 2008